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SEC FILE NUMBER
8-53698

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Little River Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2828 Old 280 Court, Suite 168
(No. and Street)

Vestavia Hills	AL	35243
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Nix	(251) 379-7228	jnix@littlerivercap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Michael Coglianese, CPA
(Name – if individual, state last, first, and middle name)

125 East Lake Street	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

10/20/2019	3874
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, John Nix, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Little River Capital, LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Compliance Officer

[signature]
Notary Public
MY COMMISSION EXPIRES 1/22/2024

SABRINA G. COLLUM NOTARY PUBLIC ALABAMA STATE AT LARGE

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ■ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Little River Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Little River Capital, LLC as of December 31, 2022, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Little River Capital, LLC as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Little River Capital, LLC's management. Our responsibility is to express an opinion on Little River Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Little River Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information which includes Schedule I, Schedule II and Schedule III, within the financial statements has been subjected to audit procedures performed in conjunction with the audit of Little River Capital, LLC's financial statements. The supplemental information is the responsibility of Little River Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information listed in the accompanying table of contents is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Little River Capital, LLC's auditor since 2012.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 1, 2023

Little River Capital, LLC
Statement of Financial Condition
December 31, 2022

Assets	
Cash	$213,558
Accounts Receivable	$22,800
Due From Officer	$30,211
Total Assets	$266,569
Liabilities and Members' Equity	
Accounts Payable & Accrued Expenses	$115,069
Total Liabilities	$115,069
Members' Equity	
Members' Equity	$151,501
Total Members' Equity	$151,501
Total liabilities and members' equity	$266,569

The accompanying notes are an integral part of these financial statements

Little River Capital, LLC
Statement of Operations
January 1, 2022 through December 31, 2022

Revenues	
Fee Income	$789,115
Other Income	$122,800
Interest Income	$29
Total Revenues	**$911,944**
Expenses	
Commission Splits	$265,250
Bank Service Charges	$353
Business Licenses/Permits	$500
Consulting/FinOp	$130,000
Computer and Internet Expenses	$717
Contract Labor	$10,411
Dues and Subscriptions	$54,389
Employer Payroll Taxes	$24,953
PY Payroll Tax Payments (IRS/AL)	$49,813
Insurance	$576
Legal & Professional	$9,492
Processing Fees	$583
Regulatory Fees	$5,509
Rent/Occupancy	$9,579
Officer Compensation	$315,308
Total Expenses	$877,434
Net Income (Loss)	$34,510

The accompanying notes are an integral part of these financial statements

Little River Capital, LLC
Statement of Changes in Members' Equity
For the period of January 1, 2022 through December 31, 2022

Balance at December 31, 2021	$67,271
Net Income (Loss)	$34,510
Contributions	$49,720
Balance at December 31, 2022	$151,501

The accompanying notes are an integral part of these financial statements

Little River Capital, LLC
Statement of Cash Flows
For the period of January 1, 2022 through December 31, 2022

Cash flows from operating activities	
Net income (loss)	34,510
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:	
Changes in assets and liabilities:	
Assets:	
Prepaids	17,778
Accounts Receivable:	(22,800)
Liabilities:	
Accounts payable:	
Salaries, wages, commissions	111,305
Net cash provided by operating activities	140,793
Cash flows from financing activities	
Equity contributions	49,720
Net cash used in financing activities	49,720
Net change in cash and cash equivalents	190,513
Cash, beginning of period	23,045
Cash, end of period	213,558
Supplemental disclosure of cash flow information	
Cash paid during the year for interest	-
Income tax payments	-

The accompanying notes are an integral part of these financial statements

Little River Capital, LLC
Notes to Financial Statements
As of December 31, 2022, and for the period from January 1, 2022 through December 31, 2022

NOTE1: GENERAL AND SÙMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Chicago Analytic Trading Company, LLC, doing business as Little River Capital, LLC (the "Company") was organized in the State of Delaware on November 1, 2001. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

Under its membership agreement with FINRA, the Company did not claim an exemption from 17 C.F.R. § 15c3-3 and is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

The Company is compensated for its private placements directly by the issuer through origination fees. This income is recognized upon fulfilment of the performance obligation as defined in each individual contract and is recognized on the Statement of Operations as Fee Income.

The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

Summary of Significant Accounting Policies (continued)

The Company has adopted authoritative standards of accounting for the disclosure of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. These standards require the Company to recognize in the financial statements the effects of all recognized subsequent events that provide additional evidence about conditions that existed at the date of the balance sheet For non-recognized subsequent events that must be disclosed to keep the financial statements from being misleading, the Company is required to disclose the nature of the event as well as an estimate of its financial effect or a statement that such estimate cannot be made. In addition, the Company is required to disclose the date through which subsequent events have been evaluated. The Company has evaluated subsequent events through the issuance of their financial statements (See Note 5).

NOTE 2: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements

NOTE 3: COMMITMENTS AND CONTINGENCIES

Commitments

In the normal course of business, the Company could be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Such matters that are reported to regulators such as the SEC or FINRA and investigated by such regulators, may, if pursued, result in formal arbitration claims being filed against the Company and/or disciplinary action being taken against the Company by regulators. Any such claims or disciplinary actions that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections, which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact to the Company’s financial position, statement of income or cash flows. As of December 31, 2022, management is not aware of any commitments or contingencies that could have a material impact on the financial statements.

NOTE 4: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events that took place that would have a material impact on its financial statements.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2022, the Company had net capital of $98,490 which was $90,819 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($115,069) to net capital was 1.2 to 1.

Little River Capital, LLC
Notes to Financial Statements
As of December 31, 2022, and for the period from
January 1, 2022 through December 31, 2022

SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE II– COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

SCHEDULE III – INFORMATION RELATING TO THE POSSESION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

Little River Capital, LLC
Notes to Financial Statements
As of December 31, 2022, and for the period from
January 1, 2022 through December 31, 2022

SCHEDULE I
COMPUTATION OF
NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2022

Computation of net capital	
Total member's equity from statement of financial condition	$151,501
Less – Non-allowable assets	$53,011
Net capital	**$98,490**
Minimum net capital requirement (pursuant to Rule 15c3-1(a)(4)	$7,671
Net capital in excess of requirement	$90,819

The ratio of aggregate indebtedness ($115,069) to net capital was 1.17 to 1.

The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2022 filed by Little River Capital, LLC in its Form X-17A-5 with the Financial Industry Regulation Authority ("FINRA").

Little River Capital, LLC
Notes to Financial Statements
As of December 31, 2022, and for the period from
January 1, 2022 through December 31, 2022

SCHEDULES II & III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2022

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

A computation of reserve requirements is not applicable as the Company relies on the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

Information relating to possession or control requirements is not applicable as the Company relies on the SEC's guidance set forth in circumstances described in footnote 74 to Exchange Act Release No. 34-70073 (July 30, 2013).

MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Members and Board of Directors of Little River Capital, LLC

We have reviewed management's statements, included in the accompanying Exemption Report of Brokers and Dealers ("Exemption Report") pursuant to SEC Rule 17a-5, in which Little River Capital, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is filing its Exemption Report as a Non-Covered Firm relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Little River Capital, LLC limits its business activities exclusively to private placement of securities and receiving transaction-based compensation for referring securities transactions to other broker-dealers, and Little River Capital, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to Little River Capital, LLC); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period January 1, 2022, to December 31, 2022. Little River Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Little River Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 related to the Non-Covered Firm Provision.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 1, 2023

Little River Capital, LLC

EXEMPTION REPORT
INFORMATION RELATING TO THE POSSESSION OF CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2022

Little River Capital, LLC (the "Company") did not claim an exemption from 17 C.F.R. § 15c3-3 and is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34- 70073 adopting amendments to 17 C.F.R. § 240.17a-5.

The Company limits its business activities exclusively to exclusively private placement of securities and receiving transaction-based compensation for referring securities transactions to other broker/dealers. The Company has complied with the exemptive requirements of Rule 15c3-3 and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) for the period January 1, 2022, to December 31, 2022, without exception.

By: JOHN NIX
John Nix
Chief Compliance Officer & Managing Member